CUSIP No.	16954L105

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

China Online Education Group
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

16954L105
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16954L105

1	NAMES OF REPORTING PERSONS JOYY Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 25,382,835 ordinary shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 25,382,835 ordinary shares (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,382,835 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%(2) (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
12	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 19,431,174 Class B ordinary shares and 3,749,850 Class A ordinary shares in the form of American depositary shares (the “ADSs”) held by Duowan Entertainment Corporation, and (ii) 2,201,811 Class B ordinary shares held by Engage Capital Partners I, L.P., in which Duowan Entertainment Corporation holds 93.5% economic interest. Duowan Entertainment Corporation is wholly owned by JOYY Inc.

(2)	Based on 82,988,228 Class A ordinary shares and 223,113,661 Class B ordinary shares outstanding as of February 28, 2019, as described in the Form 20-F filed by the Issuer with the United States Securities and Exchange Commission (the “SEC”) on April 23, 2019. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

CUSIP No.	16954L105

1	NAMES OF REPORTING PERSONS Duowan Entertainment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 25,382,835 ordinary shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 25,382,835 ordinary shares (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,382,835 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%(2) (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
12	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 19,431,174 Class B ordinary shares and 3,749,850 Class A ordinary shares in the form of ADSs, and (ii) 2,201,811 Class B ordinary shares held by Engage Capital Partners I, L.P., in which Duowan Entertainment Corporation holds 93.5% economic interest.

(2)	Based on 82,988,228 Class A ordinary shares and 223,113,661 Class B ordinary shares outstanding as of February 28, 2019, as described in the Form 20-F filed by the Issuer with the SEC on April 23, 2019. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

CUSIP No.	16954L105

ITEM 1(a).	NAME OF ISSUER:

China Online Education Group (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

6th Floor, Deshi Building North

Shangdi Street

Haidian District, Beijing 100085

The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

(i)	JOYY Inc.
(ii)	Duowan Entertainment Corporation

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

JOYY Inc.

Building B-1, North Block of Wanda Plaza

No. 79 Wanbo Er Road, Nancun Town

Panyu District, Guangzhou 511442

The People’s Republic of China

Duowan Entertainment Corporation

c/o JOYY Inc.

Building B-1, North Block of Wanda Plaza

No. 79 Wanbo Er Road, Nancun Town

Panyu District, Guangzhou 511442

The People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

(i)	JOYY Inc.—Cayman Islands
(ii)	Duowan Entertainment Corporation—British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares. Each Class B ordinary share held by each reporting person is convertible into one Class A ordinary share at any time by the holder thereof.

ITEM 2(e).	CUSIP NO.:

16954L105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No.	16954L105

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the ordinary shares of the Issuer by the reporting persons is provided as of December 31, 2019. The information below is prepared based on the Issuer having a total of 82,988,228 Class A ordinary shares and 223,113,661 Class B ordinary shares outstanding as of February 28, 2019, as described in the Form 20-F filed by the Issuer with the SEC on April 23, 2019. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. For each reporting person, percentage of voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of all the outstanding Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share.

JOYY Inc.

(a) Amount beneficially owned: 21,632,985 Class B ordinary shares and 3,749,850 Class A ordinary shares in the form of ADSs

(b) Percentage of class: (i) 9.7% of the total outstanding Class B ordinary shares; (ii) 8.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares; and (iii) 9.5% of the aggregate voting power of all the outstanding Class A ordinary shares and Class B ordinary shares as a single class.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 25,382,835 ordinary shares.

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 25,382,835 ordinary shares.

(iv) Shared power to dispose or to direct the disposition of: 0.

Duowan Entertainment Corporation

(a) Amount beneficially owned: 21,632,985 Class B ordinary shares and 3,749,850 Class A ordinary shares in the form of ADSs

(b) Percentage of class: (i) 9.7% of the total outstanding Class B ordinary shares; (ii) 8.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares; and (iii) 9.5% of the aggregate voting power of all the outstanding Class A ordinary shares and Class B ordinary shares as a single class.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 25,382,835 ordinary shares.

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 25,382,835 ordinary shares.

(iv) Shared power to dispose or to direct the disposition of: 0.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

CUSIP No.	16954L105

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G/A filed on February 13, 2018 by the reporting persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2020

JOYY Inc.
	By:	/s/ David Xueling Li
Name: David Xueling Li
Title: Chairman of the Board of Directors

Duowan Entertainment Corporation
	By:	/s/ David Xueling Li
Name: David Xueling Li
Title: Director